[ING Letterhead]

March 1, 2007

By EDGAR, “CORRESP” Designation

Mr. Jim B. Rosenberg,
     Senior Assistant Chief Accountant,
         Securities and Exchange Commission,
             Division of Corporation Finance,
                 100 F Street, N.E.,
                     Washington, D.C. 20549.

Re:	ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (file No. 001-14642)

Dear Mr. Rosenberg:

            We are writing on behalf of ING Groep N.V. (“Company”) in response to the comments contained in the February 14, 2007 letter from the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2005 (“Form 20-F”), which also makes reference to certain of your prior comments in the Staff’s letter dated September 27, 2006.

            We appreciate the Staff’s careful review of our Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff’s comments. In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.

            For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All responses are designated with the letter “R” below the comment number.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.	We acknowledge that you are still preparing your response to comment one from our letter dated September 27, 2006.

R:	As discussed with the Staff, we currently anticipate submitting the response to comment one before March 9, 2007.

Mr. Jim B. Rosenberg	-2-

Item 5. Operating and Financial Review and Prospects, page 30

Group Overview, page 33

Capital Ratios, page 34

2.	Refer to your response to comment two. Your proposed disclosure seems to indicate that the non-GAAP measure you present is “a more useful measure” than the GAAP generated amount. Please explain to us how a non-GAAP measure can be more useful than a GAAP measure or revise your disclosure to remove this reference. Also revise your disclosure to include a more robust discussion of how this measure is used internally for compensation and capital management purposes.

R:	The Company confirms that it will amend its proposed disclosure by removing the reference to “a more useful measure” and enhancing the discussion of how this measure is used internally as follows:

“ING calculates certain capital ratios on the basis of “adjusted capital”. Adjusted capital differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted capital excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. Adjusted capital is reconciled to shareholders’ equity as follows:

Shareholders’ equity Group hybrid capital Revaluation reserves debt securities and other Adjusted capital	X X (X) X

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier-1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.

“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities (EUR …), the cash flow hedge reserve (EUR …) and capitalized goodwill (EUR …).”

ING uses adjusted capital in calculating its Debt/Equity ratio, which is a key internal measure in ING’s capital management process. The target and actual Debt/Equity ratio based on adjusted equity are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted equity for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:

•	adjusted capital corresponds with capital used by regulatory authorities in setting minimum capital requirements for solvency purposes;

Mr. Jim B. Rosenberg	-3-

•	adjusted capital corresponds with capital used by rating agencies to evaluate the Company’s capital position”.

Segment Reporting, page 39

Insurance Asia/Pacific, page 45

Income, page 4

3.	Refer to your response to comment three. Please clarify for us whether this reclassification was a result of the unbundling provisions of paragraphs 10-12 of IFRS 4 and provide to us your analysis with reference to the authoritative literature that supports your accounting treatment.

R:	The reclassification is not related to ‘unbundling’ under paragraphs 10-12 of IFRS 4 as the related contracts are not required to be unbundled under those rules. The reclassification relates to insurance policies that were accounted for as insurance contracts under former Dutch GAAP, but do not meet the definition of an insurance contract under IFRS 4 Appendix A:

“A contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.”

IFRS 4 Appendix B provides additional detailed guidance on applying this definition. Certain of the Company’s Australian life insurance products do not meet the definition of an insurance contract under IFRS 4 (as per the analysis in IFRS 4 Appendix B paragraphs B23-B28) and do not contain discretionary participation features (as described in IFRS 4 paragraph 35). These products are therefore accounted for as investment contracts without discretionary participation features in accordance with IAS 39 “Financial Instruments”.

As a consequence, the Company’s implementation of IFRS 4/ IAS 39 in 2005 resulted in these products being reclassified from insurance contracts to investment contracts without discretionary participation features. In 2004 (excluding IFRS 4 and IAS 39), premiums received on these products were classified under “Premium income” in the profit and loss account. In 2005 (including IFRS 4 and IAS 39) the Company applied deposit accounting and, as such, premiums received on these policies are not recognised in the profit and loss account. Instead, fee income is recognised under “Commission income”. As a result, in comparing 2005 (including IFRS 4 and IAS 39) to 2004 (excluding IFRS 4 and IAS 39), premium income decreased and commission income increased compared to 2004 (excluding IFRS 4 and IAS 39).
Mr. Jim B. Rosenberg	-4-

Consolidated Statement of Cash Flows of ING Group, page F-5

4.	We have read your response to comment six. Please clarify what type of commitments the “deposits from reinsurers” represent. Specifically address whether the deposits represent the actual transfer of cash between parties or are the result of some other sort of arrangement.

R:	“Deposits from reinsurers” (classified within Other liabilities in the consolidated balance sheet) represent amounts due to reinsurers under various reinsurance agreements. These deposits are either received in cash by the Company from reinsurers or withheld from cash payments to reinsurers, according to the contractual or regulatory requirements, and are interest bearing. These deposits generally support the reinsurer’s commitment to the Company in relation to (future) amounts which may become payable under reinsurance agreements and are similar in nature to collateral provided by other counterparties in support of their commitments. Consequently, the amount may change during the course of the relationship. The funds that are deposited with the Company by the reinsurer are generally held by the Company for the duration of the business relationship between the Company and the reinsurer, after which the deposit is reimbursed in cash to the reinsurer. These funds are therefore available to the Company during the course of that relationship with the reinsurer. They are generally not a substitute for the regular settlement of payables and/or receivables under the reinsurance contract, although they may serve that purpose in the event of a default under the relevant reinsurance agreement.

2.1 Notes to the Consolidated Financial Statements

Critical Accounting Policies, page F-14

5.	We note your response to comment eight and your proposed disclosure in Appendix A. Please note that the sensitivity analyses should depict reasonably likely changes in key assumptions and not an arbitrary change. This reasonable likely change could be based on historical experience. Further, if material, expand your proposed discussion of the “Insurance Risk Sensitivity” to include the impact that reasonably likely changes in your estimate of expected gross profits could have on the amortization of DAC or disclose that any such changes would not be material.

R:	The Company confirms that the sensitivity analyses included in Appendix A in our letter of November 14, 2006 are based on reasonably likely changes in key assumptions and not on arbitrary changes. In order to clarify this, the Company will amend its disclosure in future filings as follows:
Mr. Jim B. Rosenberg	-5-

“See the section ‘Risk Management’ for a sensitivity analysis of net profit and shareholders’ equity to insurance, interest rate, equity, foreign currency and real estate risks. These sensitivities are based on changes in assumptions that management considers reasonably likely at the balance sheet date.”

Furthermore, the Company confirms that the sensitivity analysis as presented includes the impact that reasonably likely changes in expected gross profits would have on the amortization of DAC. In future filings, the Company will add the following disclosure to its sensitivity analysis for insurance business:

“Where DAC amortisation is based on expected gross profits, the above sensitivity analyses include the impact on amortisation of DAC as a result of changes in expected gross profits.”

Deferred Acquisition Costs, page F-25

6.	We note in your response to comment 10 that you state that the Company did not use the so-called “reversion to the mean” methodology to calculate DAC amortization on flexible insurance contracts. Please tell us and explain what methodology you did use to calculate the DAC amortization for your flexible insurance contracts and how this method differs from the “reversion to the mean” methodology.

R:	The Company’s accounting principle for DAC under IFRS 4 remained unchanged from previous Dutch GAAP. Under this accounting policy, for certain types of flexible life insurance contracts, DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. In determining the estimated future gross profits, the Company applies a separate account growth rate assumption. This growth rate assumption, which is the same for all future periods, applies to the account value at the valuation date and results in immediately unlocking to fully reflect actual separate account investment returns. The Company does not attempt to estimate near-term market movements different from its long-term view of market performance. The Company re-evaluates its separate account growth rate assumption at each reporting date such that the long-term growth rate reflects management’s best estimate of future market performance.

The Company does not apply a reversion-to-the-mean methodology. The reversion-to-the-mean methodology implies that at each valuation date the separate account growth rate for the reversion period is set such that the current account value will grow to the amount that would have been achieved applying the long-term growth rate from contract issue date or some defined subsequent date. In other words, the reversion-to-the-mean
Mr. Jim B. Rosenberg	-6.-

methodology implies that future market performance over the reversion period is a function of past investment returns.

The Company provides the following example to illustrate its separate account growth rate assumption and the difference with the reversion-to-the-mean methodology. Assume for a five year policy that when the policy was issued the assumed long-term annual growth rate was 10%. At the end of the first year the account value has actually decreased by 10%, however the assumed long term growth rate of 10% remains as management’s best estimate of future market performance.

Under ING’s policy, the growth rate assumption used to determine future expected separate-account account values would remain 10%, consistent with management’s best estimate of future market performance over the long term, and actual market performance to date would fully impact the expected account value in the future and related estimated gross profits.

Under the reversion-to-the-mean methodology, a growth rate is derived for the reversion period (in this example to 15.7%), which is the growth rate necessary for the current account value to approximate the expected account value at the end of the policy term that would have been achieved assuming that the growth rate had been 10% in all years since inception.

30 Underwriting Expenditure, page F-86

7.	We have read your response to comment 14 and we are still evaluating your response at the present time. We may have further comments.

R:	The Company acknowledges that the Staff is still evaluating its response to comment 14 and may have additional comments.

2.4.1 Valuation and Income Recognition Differences Between IFRS-EU and US GAAP

Provision for Insurance Liabilities (2005 and 2004), page F-135

8.	We note your response to comment 16. We believe the additional information you provided is helpful in understanding the differences in your provision for insurance liabilities under IFRS-EU and US GAAP. Please confirm to us that you intend to include this enhanced information in future filings.

R:	The Company confirms that it will include this enhanced information in its future filings in the section “Valuation and income recognition differences between IFRS-EU and US GAAP”. The revised disclosure is included in Appendix 1 to this letter.
Mr. Jim B. Rosenberg	-7-

Loan Loss Provisioning (2005), page F-136

9.	We note your responses to comment 17 and 18. Please provide us, in disclosure-type format, expanded disclosure regarding your loan loss provisioning methodology including a discussion of the “loss confirmation period” and how it is applied when measuring the provisions. Also discuss the narrower interpretations of “observable data” and “current events” and how they factor into the incurred loss model. Include any specific references to the literature under US GAAP that allows these interpretations.

R:	The Company provides the following expanded disclosure regarding its loan loss provisioning methodology with regard to the “loss confirmation period” and the narrower interpretation of “observable data” and “current events”. The Company will include this expanded disclosure in its future filings in the section “Accounting principles for the consolidated balance sheet and profit and loss account of ING Group – Loan loss provision”. The Company’s complete accounting policy for loan loss provisions, reflecting the expanded disclosure below, is included in Appendix 2 to this letter.

Loss confirmation period
“The collective evaluation of impairment includes the application of a “loss confirmation period” to default probabilities. The loss confirmation period is a concept which recognises that there is a period of time between the emergence of impairment triggers and the point-in-time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss confirmation period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Though the loss confirmation periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss confirmation periods are based on historical experience and are validated, and revised where necessary, through regular back-testing to ensure that they reflect recent experience and current events.”

Observable data and Current events
“The Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Mr. Jim B. Rosenberg	-8-

The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays repayment of the financial asset.

•	The borrower has failed in the repayment of principle, interest or fees and the payment failure has remained unsolved for a certain period.

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset.

•	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset.

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.

The Group does not consider events that may be expected to occur in the future as objective evidence and, consequently, they are not used as a basis for concluding that a financial asset or group of assets is impaired.

In determining the impairment, expected future cash flows are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Losses expected as a result of future events, no matter how likely, are not recognised.”

The Company believes that its methodology for loan loss provisions under IFRS is also allowable under US GAAP. Reference is made to paragraph 8 of FAS 5 “Accounting for Contingencies” and paragraph 8 of FAS 114: “Accounting by Creditors for Impairment of a Loan”:

An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired <…> at the date of the financial statements. <…> (b) The amount of loss can be reasonably estimated.
Mr. Jim B. Rosenberg	-9-

“A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. <…> This Statement does not specify how a creditor should determine that it is probable that it will be unable to collect all amounts due according to the contractual terms of a loan. A creditor should apply its normal loan review procedures in making that judgment.”

Specific interpretations under US GAAP are derived by the Company from, among other US GAAP literature, EITF D-80: “Application of FASB Statements No. 5 and No. 114 to a Loan Portfolio”.

The Company believes that its use of a loss confirmation period is allowable, among others, by the following references:

•	EITF D-80 Q&A 5 “Accrual shall be made even though the particular receivables that are uncollectible may not be identifiable”.

•	EITF D-80 Q&A 10 “Characteristics or risk factors must be specifically identified to support an accrual for losses that have been incurred but that have not yet reached the point where it is probable that amounts will not be collected on a specific individual loan.”

The Company believes that its interpretations of “observable data” and “current events” are allowable, among others, by the following references:

•	EITF D-80 Q&A 7: “A loan is impaired when based on current information and events, it is probable that a creditor will be unable to collect amounts due according to the contractual terms of the agreement.

•	EITF D-80 Q&A 16: “A creditor should consider all available information reflecting past events and current conditions when developing the estimate of expected future cash flows.”

•	EITF D-80 Q&A 14: “Under generally accepted accounting principles losses should not be recognized before they have been incurred, even though it may be probable based on past experience that losses will be incurred in the future. It is inappropriate to recognize a loss today for possible or expected future trends that may lead to a loss in the future.”

The Company furthermore believes that both the concept of a loss confirmation period and observable events and their consistency with the above US GAAP references were evidenced during the due-process relating to the AICPA’s exposure draft for a Proposed SOP ‘Allowance for Credit Losses’.
Mr. Jim B. Rosenberg	-10-

*     *     *

             Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours, /s/ Hans van Barnevald Hans Van Barneveld General Manager Corporate Control and Finance
cc:	Paul Dudek
Dana Hartz
Joseph Roesler
(Securities and Exchange Commission)

Cees Maas
John Hele
Pim Brouwer
Harm van de Meerendonk
Jos Koster
Marga van Dijk
Edwin van Dixhoorn
(ING Groep N.V.)

Jan Nooitgedagt
Kevin P. Guckian
(Ernst & Young LLP)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

[ING Letterhead]

APPENDIX 1:
Valuation and income recognition differences between IFRS-EU and US GAAP

Provision for insurance liabilities

Under IFRS-EU, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. Under IFRS-EU specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices. The differences between IFRS-EU and US GAAP relate mainly to reserve adequacy and the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments.

Reserve adequacy
Adequacy testing of the provisions for life policy liabilities, net of unamortized policy acquisition costs and value of business acquired, is performed similarly under both IFRS-EU and US GAAP. A reserve inadequacy (under US GAAP: a “premium deficiency”) exists if the life policy liabilities plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs and value of business acquired. Reserve strengthening is recognised as an additional provision for insurance liabilities under IFRS-EU. Premium deficiencies are recognised under US GAAP as a reduction of the unamortized value of business acquired or deferred acquisition costs, as applicable, and then as an increase in the provision for life policy liabilities. Based on the differences in the life policy liabilities under IFRS-EU and US GAAP and the different confidence levels used in testing reserve adequacy, a premium deficiency may be recognised differently under US GAAP.

Furthermore, a shadow premium deficiency may arise under US GAAP when unrealised investment gains related to available-for-sale securities are included in the US GAAP adequacy testing as if the gains had been realised. This approach results in an adjustment to equity for any shadow premium deficiency calculated and an adjustment to the current year’s value of business acquired, deferred acquisition costs, or provision for life policy liabilities as above. This adjustment is recorded under US GAAP but is not recorded for IFRS-EU purposes.

Treatment of initial expenses and assumptions with regard to yield on investments
Several differences exist between IFRS-EU and US GAAP in the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on investments. The most significant are as follows:

—	some business units use a statutory interest rate in calculating the insurance provision under IFRS-EU, whereas under US GAAP a best estimate investment yield less a provision for adverse deviation is used; and

—	some business units defer a lower or higher amount of initial expenses to future periods under IFRS-EU compared to US GAAP; which also produces a partially offsetting reconciling item for DAC.

[ING Letterhead]

APPENDIX 2:
Accounting principles for the consolidated balance sheet and profit and loss account

Loan loss provision

The Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance or delays repayment of the financial asset.

•	The borrower has failed in the repayment of principle, interest or fees and the payment failure has remained unsolved for a certain period.

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset.

•	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset.

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.

The Group does not consider events that may be expected to occur in the future as objective evidence and, consequently, they are not used as a basis for concluding that a financial asset or group of assets is impaired.

In determining the impairment, expected future cash flows are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Losses expected as a result of future events, no matter how likely, are not recognized.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and then individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

APPENDIX 2 — Continued —

If there is objective evidence that an impairment loss on an asset carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (“Loan loss provision”) and the amount of the loss is recognised in the profit and loss account under “Addition to loan loss provision”. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. The collective evaluation of impairment includes the application of a “loss confirmation period” to default probabilities. The loss confirmation period is a concept which recognises that there is a period of time between the emergence of impairment triggers and the point-in-time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss confirmation period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Though the loss confirmation periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss confirmation periods are based on historical experience and are validated, and revised where necessary, through regular back-testing to ensure that they reflect recent experience and current events.

When a loan is uncollectible, it is written off against the related loan loss provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the loan loss provision and are recognised in the profit and loss account.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the provision. The amount of the reversal is recognised in the profit and loss account.